BAYTEX ANNOUNCES PROPOSED US$500 MILLION

PRIVATE PLACEMENT OFFERING OF SENIOR NOTES

CALGARY, ALBERTA (March 14, 2024) - Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) ("Baytex") announced today that it intends to offer US$500 million aggregate principal amount of senior unsecured notes due 2032 (the "Notes") in a private placement offering (the "Offering"), subject to market and other conditions. The Notes will pay interest semi-annually in arrears. The final terms of the Notes will be determined at the time of pricing of the Notes.

Baytex intends to use the net proceeds from the Offering to redeem US$409.8 million aggregate principal amount of its outstanding 8.75% notes due April 1, 2027 (the "2027 Notes"), to repay a portion of the debt outstanding on its credit facilities and for general corporate purposes.

Pursuant to the terms of the indenture governing the 2027 Notes, Baytex intends to issue a conditional notice of redemption to redeem all of the outstanding 2027 Notes, which redemption will be conditional upon the successful completion of the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any Notes, nor shall there be any sale of Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the Notes under the securities laws of any such jurisdiction. The Notes will be issued in reliance on the exemption from the registration requirements provided by Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and, outside of the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. None of the Notes have been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada. This press release does not constitute an offer to purchase the 2027 Notes.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the terms and timing of the Offering, the use of proceeds of the Offering and the intention to and timing of the redemption of the 2027 Notes.

These forward-looking statements are based on certain key assumptions regarding, among other things, the completion of the Offering. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Offering may not be completed on the terms contemplated or at all; the intended use of proceeds of the Offering; and other factors, many of which are beyond the control of Baytex. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2023, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com